                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
             and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                       (Amendment No.                 )(1)
                                      ----------------

                                   TOSCO CORP
                    -----------------------------------------
                                (Name of Issuer)

                                COMMON STOCK
                    -----------------------------------------
                         (Title of Class of Securities)

                                   891490302
                    -----------------------------------------
                                 (CUSIP Number)

                                AUGUST 30, 2000
                    -----------------------------------------

            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]  Rule 13d-1 (b)

                              [X]  Rule 13d-1 (c)

                              [ ]  Rule 13d-1 (d)






------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                         Forms


CUSIP NO. 891490302                                        Page  2  of  9  Pages
          ---------                   13G                       ---    ---


1.   NAME OF REPORTING PERSONS
     I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD
     (NONE)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]

                                                                        (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     SINGAPORE


NUMBER OF      5.  SOLE VOTING POWER                         0
SHARES
BENEFICIALLY   6.  SHARED VOTING POWER                       7,248,989
OWNED BY EACH
REPORTING      7.  SOLE DISPOSITIVE POWER                    0
PERSON WITH
               8.  SHARED DISPOSITIVE POWER                  7,248,989


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,248,989


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN           [ ]
     SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.01%

12.  TYPE OF REPORTING PERSON*
     OO


                      *SEE INSTRUCTIONS BEFORE FILING OUT!

Schedule 13G                         Forms


CUSIP NO. 891490302                                        Page  3  of  9  Pages
          ---------                   13G                       ---    ---


1.   NAME OF REPORTING PERSONS
     I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     MINISTER FOR FINANCE, SINGAPORE
     (NONE)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]

                                                                        (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     SINGAPORE


NUMBER OF      5.  SOLE VOTING POWER                         0
SHARES
BENEFICIALLY   6.  SHARED VOTING POWER                       5,578,931
OWNED BY EACH
REPORTING      7.  SOLE DISPOSITIVE POWER                    0
PERSON WITH
               8.  SHARED DISPOSITIVE POWER                  5,578,931


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,578,931


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN           [ ]
     SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3.86%

12.  TYPE OF REPORTING PERSON*
     OO


                      *SEE INSTRUCTIONS BEFORE FILING OUT!

Schedule 13G                         Forms


CUSIP NO. 891490302                                        Page  4  of  9  Pages
          ---------                   13G                       ---    ---


1.   NAME OF REPORTING PERSONS
     I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     MONETARY AUTHORITY OF SINGAPORE
     (NONE)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]

                                                                        (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     SINGAPORE


NUMBER OF      5.  SOLE VOTING POWER                         0
SHARES
BENEFICIALLY   6.  SHARED VOTING POWER                       1,081,938
OWNED BY EACH
REPORTING      7.  SOLE DISPOSITIVE POWER                    0
PERSON WITH
               8.  SHARED DISPOSITIVE POWER                  1,081,938


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,081,938


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN           [ ]
     SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.75%

12.  TYPE OF REPORTING PERSON*
     OO


                      *SEE INSTRUCTIONS BEFORE FILING OUT!

Schedule 13G                         Forms


CUSIP NO. 891490302                                        Page  5  of  9  Pages
          ---------                   13G                       ---    ---


1.   NAME OF REPORTING PERSONS
     I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     BOARD OF COMMISSIONERS OF CURRENCY, SINGAPORE
     (NONE)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]

                                                                        (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     SINGAPORE


NUMBER OF      5.  SOLE VOTING POWER                         0
SHARES
BENEFICIALLY   6.  SHARED VOTING POWER                       588,120
OWNED BY EACH
REPORTING      7.  SOLE DISPOSITIVE POWER                    0
PERSON WITH
               8.  SHARED DISPOSITIVE POWER                  588,120


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     588,120


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN           [ ]
     SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.40%

12.  TYPE OF REPORTING PERSON*
     OO


                      *SEE INSTRUCTIONS BEFORE FILING OUT!

ITEM 1(a).  NAME OF ISSUER

              Tosco Corp

ITEM 1(b).  ADDRESS OF ISSUERS' PRINCIPAL EXECUTIVE OFFICES

              72 Cummings Point Road
              Stamford, CT 06902
              United States

ITEM 2(a).  NAME OF PERSON FILING

            I      Government of Singapore Investment Corporation Pte Ltd
            II     Minister for Finance, Singapore
            III    Monetary Authority of Singapore
            IV     Board of Commissioners of Currency, Singapore

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

            I                      250 North Bridge Road
                                   #38-00 Raffles City Tower
                                   Singapore 179101

            II, III & IV  c/o      Government of Singapore Investment
                                   Corporation Pte Ltd
                                   250 North Bridge Road
                                   #38-00 Raffles City Tower
                                   Singapore 179101

ITEM 2(c).  CITIZENSHIP

            I, II, III & IV        Singapore

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

             COMMON STOCK

ITEM 2(e).  CUSIP NUMBER

             891490302


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A

             N.A.

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c), CHECK THIS BOX.      [x]

ITEM 4.   OWNERSHIP

     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in
Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

                                                                    Power to Vote               Power to Dispose
                                                               -----------------------       -----------------------
                                       No of Securities
        Person                        Beneficially Owned       Sole(1)       Shared(1)       Sole(1)       Shared(1)
        ------                        ------------------       -------       ---------       -------       ---------
Government of Singapore Investment
Corporation Pte Ltd                       7,248,989               0          7,248,989          0          7,248,989

Minister for Finance, Singapore            5,578,931               0          5,578,931          0          5,578,931

Monetary Authority of Singapore           1,081,938               0          1,081,938          0          1,081,938

Board of Commissioners of
Currency, Singapore                          88,120               0            588,120          0            588,120

Total(2) (all Reporting Persons)          7,248,989               0          7,248,989          0          7,248,989


------------
1 The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 5,578,931 securities beneficially owned by it with the Minister for Finance, Singapore, shares power to vote and dispose of the 1,081,938 securities beneficially owned by it with the Monetary Authority of Singapore, and shares power to vote and dispose of the 588,120 securities owned by it with the Board of Commissioners of Currency, Singapore.

2     The reporting persons disclaim membership in a group.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     N.A.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     N.A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N.A.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N.A.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

             N.A.

ITEM 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

MATERIAL TO BE FILED AS EXHIBITS

1.  Power of Attorney by Minister for Finance, Singapore dated 5 March 1998

2.  Power of Attorney by Monetary Authority of Singapore dated 6 March 1998

3. Power of Attorney by Board of Commissioners of Currency, Singapore dated 5 March 1998

(incorporated by reference to Exhibit No. 1, 2 and 3 to Schedule 13G, dated March 23, 1998 regarding SPDR Trust Series 1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 7, 2000                      Government of Singapore Investment
-----------------                      Corporation Pte Ltd
      Date

                                       by  /s/ HO YUIT MUN
                                           ------------------
                                           Ho Yuit Mun
                                           Assistant Director


                                       Minister for Finance, Singapore
                                       by Government of Singapore Investment
                                       Corporation Pte Ltd, its attorney-in-fact


                                       by  /s/ HO YUIT MUN
                                           ------------------
                                           Ho Yuit Mun
                                           Assistant Director


                                       Monetary Authority of Singapore
                                       by Government of Singapore Investment
                                       Corporation Pte Ltd, its attorney-in-fact


                                       by  /s/ HO YUIT MUN
                                           ------------------
                                           Ho Yuit Mun
                                           Assistant Director


                                       Board of Commissioners of Currency,
                                       Singapore by Government of Singapore
                                       Investment Corporation Pte Ltd, its
                                       attorney-in-fact


                                       by  /s/ HO YUIT MUN
                                           ------------------
                                           Ho Yuit Mun
                                           Assistant Director